As filed with the United States Securities and Exchange Commission on January 7, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AKARI THERAPEUTICS, PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	Kal Das, Esq. Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one hundred ordinary shares of Akari Therapeutics, Plc	100,000,000	$0.05	$5,000,000	$463.50

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Explanatory Note

This Registration Statement on Form F-6 is being filed and the ADSs are being registered in order to accommodate the issuance of additional ADSs upon the deposit of ordinary shares of Akari Therapeutics, Plc.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement and filed as Exhibit (a)(4) to this registration statement and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2.	AVAILABLE INFORMATION	Paragraph (12)

Akari Therapeutics, Plc is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, the Securities and Exchange Commission (the “Commission”).  These reports may be retrieved from the Commission’s website (www.sec.gov) and may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement, dated as of      , 2012, by and among Celsus Therapeutics Plc, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder - incorporated by reference to Exhibit (a) previously filed with the Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012.

(a)(2)
Form of Amendment to Deposit Agreement - incorporated by reference to Exhibit (a)(2) previously filed with the Post-Effective Amendment to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement -  - incorporated by reference to Exhibit (a)(3) previously filed with the Post-Effective Amendment to Registration Statement on Form F-6 (File No. 333-185197) filed on September 9, 2015.

(a)(4)	Form of American Depositary Receipt – Filed herewith as Exhibit (a)(4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and Akari Therapeutics, Plc in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of Akari Therapeutics, Plc. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Akari Therapeutics, Plc, Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 7, 2022.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Akari Therapeutics, Plc

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Robert Martello
Name:	Robert Martello
Title:	Director

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Akari Therapeutics, Plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on January 7, 2022.

Akari Therapeutics, Plc

By:	/s/ Clive Richardson
Name:	Clive Richardson
Title:	Chief Executive Officer and Chief Operating Officer

Each person whose signature appears below hereby constitutes and appoints Clive Richardson and Ray Prudo, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on January 7, 2022.
Signatures	Capacity

/s/ Clive Richardson
Clive Richardson	Chief Executive Officer, Chief Operating Officer, and Director (principal executive officer)

/s/ Dr. Torsten Hombeck
Dr. Torsten Hombeck	Chief Financial Officer
(principal financial officer)

/s/ Ray Prudo, M.D.
Ray Prudo, M.D.	Executive Chairman

/s/ Stuart Ungar, M.D.
Stuart Ungar, M.D.	Class A Director

/s/ James Hill, MD
James Hill, MD	Class A Director

/s/ David Byrne
David Byrne	Class A Director

/s/ Donald Williams
Donald Williams	Class A Director

/s/ Michael Grissinger
Michael Grissinger	Class A Director

/s/ Dr. Peter Feldschreiber
Dr. Peter Feldschreiber	Class A Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Akari Therapeutics, Plc has signed this Registration Statement in Newark, Delaware, on January 7, 2022.
Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director of Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number

(a)(4) Form of American Depositary Receipt

(d) Opinion of counsel to the Depositary

(e) Rule 466 Certification